Exhibit 21.1 - List of Subsidiaries

Name	Percentage owned
Fushi Holdings, Inc.( Fushi Holdings)	100%

Fushi International (Dalian) Bimetallic Cable Co., Ltd. (Fushi International (Dalian))	100%

Dalian Jinchuan Power Cable Co., Ltd.	100%

Dalian Fushi Bimetallic Wire Manufacturing, Co., Ltd. (Dalian Fushi)	0% (control is through a contractual relationship only)

Copperweld Bimetallic, LLC	100%

Copperweld Bimetallic LLC, UK	100%